UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F ☒ or Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited quarterly consolidated Japanese GAAP financial statements as of and for the nine months ended December 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Fumihiko Ito
Name: Fumihiko Ito
Title: Senior Managing Executive Officer Group Chief Financial Officer

Date: February 20, 2024

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2023

On February 14, 2024, we published our unaudited quarterly consolidated financial statements as of and for the nine months ended December 31, 2023 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the quarter ended December 31, 2023 filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED QUARTERLY

CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2023		December 31, 2023		December 31, 2023
Assets:
Cash and due from banks		¥75,913,960		¥76,597,791	$540,068
Call loans and bills bought		5,684,812		5,220,292	36,807
Receivables under resale agreements		5,785,945		9,102,532	64,179
Receivables under securities borrowing transactions		5,576,612		5,725,705	40,370
Monetary claims bought		5,558,287		5,826,598	41,082
Trading assets		8,751,204		9,809,675	69,165
Money held in trust		12,957		14,072	99
Securities	*1,*2	33,213,165	*1,*2	36,844,297	259,778
Loans and bills discounted	*1	98,404,137	*1	103,187,383	727,543
Foreign exchanges	*1	1,942,764	*1	2,164,372	15,260
Lease receivables and investment assets		226,302		262,190	1,849
Other assets	*1	13,243,899	*1	14,306,787	100,873
Tangible fixed assets		1,494,527		1,454,506	10,255
Intangible fixed assets		897,848		935,275	6,594
Net defined benefit asset		704,654		732,223	5,163
Deferred tax assets		74,084		98,409	694
Customers’ liabilities for acceptances and guarantees	*1	13,693,771	*1	14,214,427	100,222
Reserve for possible loan losses		(750,369)		(718,483)	(5,066)

Total assets		¥270,428,564		¥285,778,057	$2,014,934

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen		Millions of U.S. dollars
	March 31, 2023	December 31, 2023	December 31, 2023
Liabilities and net assets:
Liabilities:
Deposits	¥158,770,253	¥162,642,194	$1,146,740
Negotiable certificates of deposit	13,025,555	13,883,422	97,888
Call money and bills sold	2,569,055	1,853,100	13,066
Payables under repurchase agreements	16,772,716	18,590,061	131,073
Payables under securities lending transactions	1,521,271	1,258,607	8,874
Commercial paper	2,349,956	2,937,771	20,713
Trading liabilities	8,066,745	8,530,207	60,144
Borrowed money	13,674,830	15,023,796	105,928
Foreign exchanges	1,465,847	2,174,199	15,330
Short-term bonds	424,000	835,000	5,887
Bonds	10,365,003	12,326,574	86,911
Due to trust account	2,413,464	1,540,538	10,862
Other liabilities	11,923,748	15,310,945	107,953
Reserve for employee bonuses	96,254	69,582	491
Reserve for executive bonuses	3,307	—	—
Net defined benefit liability	35,449	36,600	258
Reserve for executive retirement benefits	1,133	1,014	7
Reserve for point service program	28,659	33,509	236
Reserve for reimbursement of deposits	10,845	7,506	53
Reserve for losses on interest repayment	128,378	105,374	743
Reserves under the special laws	3,902	4,345	31
Deferred tax liabilities	265,354	466,168	3,287
Deferred tax liabilities for land revaluation	27,952	27,938	197
Acceptances and guarantees	13,693,771	14,214,427	100,222

Total liabilities	257,637,458	271,872,888	1,916,893

Net assets:
Capital stock	2,342,537	2,344,038	16,527
Capital surplus	694,052	685,712	4,835
Retained earnings	7,423,600	7,672,596	54,097
Treasury stock	(151,798)	(90,615)	(639)

Total stockholders’ equity	10,308,391	10,611,732	74,820

Net unrealized gains (losses) on other securities	1,373,521	1,852,607	13,062
Net deferred gains (losses) on hedges	(13,293)	(34,130)	(241)
Land revaluation excess	35,005	35,399	250
Foreign currency translation adjustments	843,614	1,197,327	8,442
Accumulated remeasurements of defined benefit plans	133,226	117,285	827

Total accumulated other comprehensive income	2,372,074	3,168,488	22,340

Stock acquisition rights	1,145	991	7
Non-controlling interests	109,495	123,957	874

Total net assets	12,791,106	13,905,168	98,041

Total liabilities and net assets	¥270,428,564	¥285,778,057	$2,014,934

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Nine months ended December 31	2022		2023		2023
Ordinary income		¥4,380,252		¥6,691,218	$47,178
Interest income		2,529,341		4,495,152	31,694
Interest on loans and discounts		1,693,720		2,670,810	18,831
Interest and dividends on securities		299,487		478,712	3,375
Trust fees		4,788		5,769	41
Fees and commissions		1,073,352		1,245,819	8,784
Trading income		108,742		228,187	1,609
Other operating income		367,931		384,107	2,708
Other income	*1	296,095	*1	332,182	2,342
Ordinary expenses		3,347,642		5,494,539	38,740
Interest expenses		1,255,540		3,152,563	22,228
Interest on deposits		468,078		1,215,438	8,570
Fees and commissions payments		171,455		190,271	1,342
Trading losses		8,470		111,518	786
Other operating expenses		271,244		178,358	1,258
General and administrative expenses		1,427,747		1,631,048	11,500
Other expenses	*2	213,183	*2	230,778	1,627

Ordinary profit		1,032,609		1,196,679	8,437

Extraordinary gains	*3	1,317	*3	365	3
Extraordinary losses	*4	3,794	*4	112,503	793

Income before income taxes		1,030,131		1,084,541	7,647

Income taxes		256,525		288,076	2,031

Profit		773,606		796,465	5,616

Profit attributable to non-controlling interests		7,584		3,628	26

Profit attributable to owners of parent		¥766,021		¥792,837	$5,590

QUARTERLY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Nine months ended December 31	2022	2023	2023
Profit	¥773,606	¥796,465	$5,616
Other comprehensive income (losses)	(142,078)	798,512	5,630
Net unrealized gains (losses) on other securities	(591,145)	480,717	3,389
Net deferred gains (losses) on hedges	2,102	(17,353)	(122)
Foreign currency translation adjustments	346,932	293,064	2,066
Remeasurements of defined benefit plans	(14,413)	(14,439)	(102)
Share of other comprehensive income of affiliates	114,445	56,523	399

Total comprehensive income	631,527	1,594,978	11,246

Comprehensive income attributable to owners of parent	619,865	1,588,857	11,203
Comprehensive income attributable to non-controlling interests	11,661	6,121	43

NOTES TO UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These quarterly consolidated financial statements are translated from the quarterly consolidated financial statements contained in the quarterly securities report filed under the Financial Instruments and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of U.S. dollar figures.

Amounts less than ¥1 million have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at December 31, 2023 which was ¥141.83 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Changes in the scope of consolidation or in the scope of equity method)

(1)	Significant changes in the scope of consolidation

SMBC Mobit Co., Ltd. was excluded from the scope of consolidation as a result of merger with Sumitomo Mitsui Card Company, Limited, a consolidated subsidiary of the Company, from the nine months ended December 31, 2023.

NCore Co., Ltd. merged with brees corporation, an equity method affiliate of the Company, and changed its name to BPORTUS Co., Ltd. And BPORTUS Co., Ltd. became a consolidated subsidiary of the Company due to the acquisition of stocks from the nine months ended December 31, 2023.

(2)	Significant changes in the scope of equity method

Rizal Commercial Banking Corporation and Vietnam Prosperity Joint-Stock Commercial Bank became equity method affiliates of the Company due to the acquisition of stocks from the nine months ended December 31, 2023.

(Applied special accounting methods used for preparing quarterly consolidated financial statements)

Accounting treatment of tax expenses

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2024 including the period for the nine months ended December 31, 2023. Amounts of Income taxes include Income taxes-deferred.

(Additional information)

On December 14, 2023, SMBC Americas Holdings, Inc., a subsidiary using its financial statements as of its quarterly account closing date (September 30, 2023) for the Company’s consolidated financial statements, transferred the entire interest in SMBC Rail Services LLC (hereinafter, “SMBC RS”) to ITE Management LP. The difference between the consolidated book value of the transferred interests and sales amount and others were recognized in “Extraordinary losses” as losses related to sale of the freight car leasing business, while SMBC RS’s statement of income for the nine months ended September 30, 2023 and balance sheet as of September 30, 2023 were consolidated into the Company’s quarterly financial statements for the nine months ended December 31, 2023 since the difference in the quarterly account closing dates between SMBC RS and the Company does not exceed three months.

(Notes to quarterly consolidated balance sheets)

*1	Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions

Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions at March 31, 2023 and December 31, 2023 were as follows. The claims were items that were recorded under the following items on the quarterly consolidated balance sheet (consolidated balance sheet): bonds included in “Securities” (limited to bonds for which the redemption of principal and the payment of interest in whole or in part were guaranteed, and that were issued through private placements (under Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)), loans and bills discounted, foreign exchanges, accrued interest and suspense payments included in “Other assets,” and customers’ liabilities for acceptances and guarantees. If security lending listed in the notes was conducted, such securities (limited to those based on loan for a use agreement or lease agreement) were also included in the claims.

	Millions of yen
	March 31, 2023	December 31, 2023
Bankrupt and quasi-bankrupt loans	¥92,941	¥184,333
Doubtful loans	494,158	502,861
Substandard loans	340,732	297,913
Past due loans (3 months or more)	19,944	41,997
Restructured loans	320,788	255,915

Subtotal	927,833	985,108

Normal loans	115,139,286	120,776,998

Total	¥116,067,120	¥121,762,106

The amounts of loans presented above were the amounts before deduction of reserve for possible loan losses.

*2	Guaranteed amount to privately-placed bonds

The amounts guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2, Paragraph 3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2023 and December 31, 2023 were as follows:

	Millions of yen
	March 31, 2023	December 31, 2023
Guaranteed amount to privately-placed bonds	¥1,306,809	¥1,175,287

(Notes to quarterly consolidated statements of income)

*1	Other income

“Other income” for the nine months ended December 31, 2022 and 2023 included the following:

Nine months ended December 31, 2022	Millions of yen	Nine months ended December 31, 2023	Millions of yen
Gains on sales of stocks and others	¥183,327	Gains on sales of stocks and others	¥196,561

*2	Other expenses

“Other expenses” for the nine months ended December 31, 2022 and 2023 included the following:

Nine months ended December 31, 2022	Millions of yen	Nine months ended December 31, 2023	Millions of yen
Write-off of loans	¥66,472	Write-off of loans	¥108,587
Provision for reserve for possible loan losses	37,533
Losses on sales of stocks and others	28,046

*3	Extraordinary gains

“Extraordinary gains” for the nine months ended December 31, 2022 and 2023 included the following:

Nine months ended December 31, 2022	Millions of yen	Nine months ended December 31, 2023	Millions of yen
Gains on disposal of fixed assets	¥1,317	Gains on disposal of fixed assets	¥289
		Gains on step acquisitions	75

*4	Extraordinary losses

“Extraordinary losses” for the nine months ended December 31, 2022 and 2023 included the following:

Nine months ended December 31, 2022	Millions of yen	Nine months ended December 31, 2023	Millions of yen
Losses on impairment of fixed assets	¥2,365	Losses related to sale of the freight car leasing business	¥106,952
Losses on disposal of fixed assets	1,429

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows were not prepared for the nine months ended December 31, 2023. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the nine months ended December 31, 2022 and 2023 were as follows:

	Millions of yen
Nine months ended December 31	2022	2023
Depreciation	¥177,140	¥188,801
Amortization of goodwill	21,954	22,404

(Notes to stockholders’ equity)

Dividends paid in the nine months ended December 31, 2022

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary General Meeting of Shareholders held on June 29, 2022	Common stock	¥143,936	¥105	March 31, 2022	June 30, 2022	Retained earnings
Meeting of the Board of Directors held on November 14, 2022	Common stock	157,690	115	September 30, 2022	December 2, 2022	Retained earnings

Dividends paid in the nine months ended December 31, 2023

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary General Meeting of Shareholders held on June 29, 2023	Common stock	¥168,077	¥125	March 31, 2023	June 30, 2023	Retained earnings
Meeting of the Board of Directors held on November 14, 2023	Common stock	180,099	135	September 30, 2023	December 1, 2023	Retained earnings

(Notes to segment and other related information)

[Segment information]

1.	Information on profit and loss amount by reportable segment

Nine months ended December 31, 2022	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥556,400	¥848,000	¥917,800	¥371,500	¥(316,256)	¥2,377,444
General and administrative expenses	(219,500)	(686,200)	(470,300)	(82,800)	31,053	(1,427,747)
Others	52,700	3,000	68,700	22,900	(67,847)	79,453

Consolidated net business profit	¥389,600	¥164,800	¥516,200	¥311,600	¥(353,050)	¥1,029,150

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.
	4.

The reportable segment of SMFG India Credit Company Limited and its consolidated subsidiary was changed from “Head office account and others” to “Global Business Unit” from the beginning of the period for the three months ended June 30, 2022

The changes in the methods of head office profit and loss allocation to each business unit were made during the period for the nine months ended December 31, 2023. The results of retrospective application for the changes were as follows:

Nine months ended December 31, 2022	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥535,600	¥866,600	¥856,900	¥369,200	¥(250,856)	¥2,377,444
General and administrative expenses	(214,600)	(735,500)	(492,300)	(107,800)	122,453	(1,427,747)
Others	72,600	3,000	70,000	22,900	(89,047)	79,453

Consolidated net business profit	¥393,600	¥134,100	¥434,600	¥284,300	¥(217,450)	¥1,029,150

Nine months ended December 31, 2023	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥590,600	¥944,800	¥952,700	¥399,100	¥(160,877)	¥2,726,323
General and administrative expenses	(233,500)	(798,900)	(569,400)	(119,700)	90,452	(1,631,048)
Others	80,100	4,300	94,000	21,700	(93,279)	106,821

Consolidated net business profit	¥437,200	¥150,200	¥477,300	¥301,100	¥(163,704)	¥1,202,096

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Nine months ended December 31, 2022	Millions of yen
Consolidated net business profit	¥1,029,150
Other ordinary income (excluding equity in gains of affiliates)	216,642
Other ordinary expenses	(213,183)

Ordinary profit on quarterly consolidated statements of income	¥1,032,609

Note: Figures shown in the parenthesis represent the loss.

Nine months ended December 31, 2023	Millions of yen
Consolidated net business profit	¥1,202,096
Other ordinary income (excluding equity in gains of affiliates)	225,361
Other ordinary expenses	(230,778)

Ordinary profit on quarterly consolidated statements of income	¥1,196,679

Note: Figures shown in the parenthesis represent the loss.

(Notes to financial instruments)

There were no significant matters to be disclosed regarding financial instruments.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the quarterly consolidated balance sheets.

1.	Bonds classified as held-to-maturity

	Millions of yen
March 31, 2023	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥72,549	¥72,518	¥(30)
Japanese local government bonds	93,043	92,689	(354)
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥165,592	¥165,207	¥(384)

Note: The fair values are based on their market prices and others at the end of the fiscal year.

	Millions of yen
December 31, 2023	Quarterly consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥78,558	¥78,404	¥(153)
Japanese local government bonds	135,352	134,894	(457)
Japanese corporate bonds	12,975	13,033	58
Other	—	—	—

Total	¥226,886	¥226,332	¥(553)

Note: The fair values are based on their market prices and others at the end of the period.

2.	Other securities

	Millions of yen
March 31, 2023	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,225,266	¥3,170,035	¥1,944,768
Bonds	13,241,697	13,177,490	(64,206)
Japanese government bonds	9,612,731	9,576,298	(36,433)
Japanese local government bonds	1,106,877	1,087,625	(19,252)
Japanese corporate bonds	2,522,088	2,513,567	(8,521)
Other	15,490,127	15,524,713	34,586

Total	¥29,957,091	¥31,872,239	¥1,915,148

Notes:	1.	Consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the fiscal year.
	2.	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2023 recognized in the earnings by applying fair value hedge accounting.

	Millions of yen
December 31, 2023	Acquisition cost	Quarterly consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,156,518	¥3,480,458	¥2,323,940
Bonds	12,298,754	12,208,971	(89,782)
Japanese government bonds	8,930,181	8,879,581	(50,599)
Japanese local government bonds	1,091,348	1,070,900	(20,448)
Japanese corporate bonds	2,277,224	2,258,489	(18,735)
Other	18,925,951	19,302,984	377,033

Total	¥32,381,223	¥34,992,414	¥2,611,190

Notes:	1.	Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.
	2.	There were no net unrealized gains (losses) on other securities shown above for the nine months ended December 31, 2023 recognized in the earnings by applying fair value hedge accounting.

3.	Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding other securities whose quarterly consolidated balance sheet amounts are not measured at fair value) are considered as impaired if the fair value decreases materially below the acquisition cost and such a decline is not considered as recoverable. The fair value is recognized as the quarterly consolidated balance sheet amount (consolidated balance sheet amount) and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2023 and for the nine months ended December 31, 2023 were ¥408 million and ¥35,024 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.	Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2023

There were no corresponding transactions.

Nine months ended December 31, 2023

There were no corresponding transactions.

2.	Other money held in trust (other than trading purpose and held-to-maturity)

	Millions of yen
March 31, 2023	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥312	¥312	¥—

Note: Consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the fiscal year.

	Millions of yen
December 31, 2023	Acquisition cost	Quarterly consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥314	¥314	¥—

Note: Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.

(Notes to derivative transactions)

(1) Interest rate derivatives

	Millions of yen
March 31, 2023	Contract amount	Fair value	Valuation gains (losses)
Listed
Interest rate futures	¥125,792,230	¥864	¥864
Interest rate options	262,114,996	34,682	34,682
Over-the-counter
Forward rate agreements	24,333,075	6,389	6,389
Interest rate swaps	1,037,172,904	(276,732)	(276,732)
Interest rate swaptions	57,632,399	7,779	7,779
Caps	121,706,005	(1,277,103)	(1,277,103)
Floors	17,747,718	15,902	15,902
Other	42,468,747	103,421	103,421

Total	/	¥(1,384,794)	¥(1,384,794)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above.

	Millions of yen
December 31, 2023	Contract amount	Fair value	Valuation gains (losses)
Listed
Interest rate futures	¥120,309,905	¥10,391	¥10,391
Interest rate options	152,665,233	2,616	2,616
Over-the-counter
Forward rate agreements	27,739,203	(1,273)	(1,273)
Interest rate swaps	968,190,096	(146,792)	(146,792)
Interest rate swaptions	61,473,003	13,715	13,715
Caps	95,302,759	(636,768)	(636,768)
Floors	23,188,506	9,736	9,736
Other	78,512,120	(59,259)	(59,259)

Total	/	¥(807,634)	¥(807,634)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above.

(2) Currency derivatives

	Millions of yen
March 31, 2023	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥1,114	¥145	¥145
Over-the-counter
Currency swaps	94,182,678	1,166,422	341,046
Currency swaptions	2,356,930	13,997	13,997
Forward foreign exchange	118,701,033	(148,148)	(148,148)
Currency options	8,566,312	(2,862)	(2,862)

Total	/	¥1,029,554	¥204,179

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which had been eliminated in the consolidation were not included in the table above.

	Millions of yen
December 31, 2023	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥343	¥210	¥210
Over-the-counter
Currency swaps	104,547,939	1,729,631	458,801
Currency swaptions	1,939,299	8,456	8,456
Forward foreign exchange	122,488,678	(311,885)	(311,885)
Currency options	8,197,349	(34,403)	(34,403)

Total	/	¥1,392,009	¥121,179

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the quarterly consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which had been eliminated in the consolidation were not included in the table above.

(3) Equity derivatives

	Millions of yen
March 31, 2023	Contract amount	Fair value	Valuation gains (losses)
Listed
Equity price index futures	¥1,362,290	¥(5,229)	¥(5,229)
Equity price index options	565,732	(8,401)	(8,401)
Over-the-counter
Equity options	240,985	17,044	17,044
Equity index forward contracts	146,368	12,566	12,566
Equity price index swaps	148,424	20,385	20,385
Other	9,371	(749)	(749)

Total	/	¥35,616	¥35,616

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above.

	Millions of yen
December 31, 2023	Contract amount	Fair value	Valuation gains (losses)
Listed
Equity price index futures	¥1,387,595	¥(3,845)	¥(3,845)
Equity price index options	468,140	(2,458)	(2,458)
Over-the-counter
Equity options	187,483	4,484	4,484
Equity index forward contracts	372,871	(48,747)	(48,747)
Equity price index swaps	39,919	2,658	2,658
Other	7,264	(40)	(40)

Total	/	¥(47,949)	¥(47,949)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above.

(4) Bond derivatives

	Millions of yen
March 31, 2023	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥3,834,271	¥(334)	¥(334)
Bond futures options	41,551	51	51
Over-the-counter
Bond forward contracts	699	(1)	(1)
Bond options	363,066	(353)	(353)

Total	/	¥(637)	¥(637)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above.

	Millions of yen
December 31, 2023	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥4,214,325	¥(771)	¥(771)
Bond futures options	234,069	106	106
Over-the-counter
Bond forward contracts	79	(0)	(0)
Bond options	647,165	964	964

Total	/	¥299	¥299

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above.

(5) Commodity derivatives

	Millions of yen
March 31, 2023	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥25,427	¥(839)	¥(839)
Over-the-counter
Commodity swaps	73,009	2,127	2,127
Commodity options	31,050	(234)	(234)

Total	/	¥1,053	¥1,053

Notes:	1.

The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above.

	2.	Underlying assets of commodity derivatives were fuels and metals.

	Millions of yen
December 31, 2023	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥43,913	¥(130)	¥(130)
Over-the-counter
Commodity swaps	64,387	1,420	1,420
Commodity options	9,881	(111)	(111)

Total	/	¥1,178	¥1,178

Notes:	1.

The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above.

	2.	Underlying assets of commodity derivatives were fuels and metals.

(6) Credit derivative transactions

	Millions of yen
March 31, 2023	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥3,059,567	¥969	¥969

Total	/	¥969	¥969

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above.

	Millions of yen
December 31, 2023	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥3,078,212	¥(5,567)	¥(5,567)

Total	/	¥(5,567)	¥(5,567)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above.

(Business combination)

There was no significant business combination to be disclosed.

(Revenue recognition)

Information on breakdown of revenues from contracts with customers.

	Millions of yen
Nine months ended December 31	2022	2023
Ordinary income	¥4,380,252	¥6,691,218
Fees and commissions	1,073,352	1,245,819
Deposits and loans	192,640	215,031
Remittances and transfers	110,550	113,570
Securities-related business	92,572	144,724
Agency	6,979	7,208
Safe deposits	4,043	4,135
Guarantees	63,760	70,030
Credit card business	279,822	318,508
Investment trusts	110,316	122,432
Others	212,666	250,178

Note:

Fees and commissions obtained through Deposits and loans principally arise in the Wholesale Business Unit and the Global Business Unit, Remittances and transfers principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Credit card business principally arise in the Retail Business Unit, and Investment trusts principally arise in the Retail Business Unit and Head office account and others. Income based on “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, July 4, 2019) is also included in the table above.

(Per share data)

Earnings per share, earnings per share (diluted) and each calculation method were as follows:

	Millions of yen, except per share data and number of shares
Nine months ended December 31	2022	2023
(i) Earnings per share	¥559.36	¥594.72
[The calculation method]
Profit attributable to owners of parent	766,021	792,837
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent attributable to common stock	766,021	792,837
Average number of common stock during the period (in thousands)	1,369,461	1,333,126
(ii) Earnings per share (diluted)	¥559.17	¥594.55
[The calculation method]
Adjustment for profit attributable to owners of parent	—	(1)
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	—	(1)
Increase in the number of common stock (in thousands)	469	387
Stock acquisition rights (in thousands)	469	387
Outline of dilutive shares which were not included in the calculation of “Earnings Per Share (diluted)” because they do not have dilutive effect and have significant changes from the fiscal year ended March 31, 2023 :	—	—

(Significant subsequent events)

There were no significant subsequent events to be disclosed.

(Others)

Interim dividends (dividends from surplus under Article 454, Paragraph 5 of the Companies Act)

The meeting of Board of Directors held on November 14, 2023 resolved interim dividends for the fiscal year ending March 31, 2024 as shown below:

Total amount of interim dividends	¥ 180,099 million
Interim dividends per share	¥ 135
Effective date and payment start date	December 1, 2023